[JAKKS Letterhead]

August 28, 2007

VIA FAX (202-772-9202)
AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Heather Clark
Re:	JAKKS Pacific, Inc. and its Subsidiaries (collectively, the “Company”)
Form 10-K for the year ended December 31, 2006, Filed March 16, 2007
Form 8-K, Filed February 26, 2007
Form 10-Q for the quarter ended March 31, 2007, Filed May 10, 2007

Dear Ms. Clark:

This letter shall serve to respond to the questions and comments contained in the Commission’s letter to the Company dated July 31, 2007 regarding its review of the above-referenced Forms 10-K, 8-K and 10-Q.

We have prepared our responses based upon the order of the comments set forth in the Commission’s letter.

Form 10-K for the year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25, and Critical Accounting Policies, page 25

1. We note that your critical accounting policies do not address specific estimates management makes in relation to each policy. In accordance with the guidance in FR-72 (Release 33-8350), please revise your discussion in future filings to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as:

•	How the company arrived at the specific estimate;

•	How accurate the estimate/assumption has been in the past;

•	Whether the estimate/assumption is reasonably likely to change in the future; and

•	Evaluate the sensitivity to change of critical accounting policies.

Response:

We will revise our future applicable filings to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as the ones included in the Commission’s question.

Notes to Consolidated Financial Statements, page 43, and Note 20. Litigation, page 59

2. We note that with respect to your preferred return in the joint venture with THQ, you recorded a receivable of $13.5 million for the six months ended December 31, 2006. According to your disclosures, your preferred return arrangement with THQ was subject to change after June 30, 2006 and was to be reset for the period July 1, 2006 to December 31, 2009 (Next Distribution Period). However, since a new agreement had not been reached between you and THQ for the Next Distribution Period, you estimated your preferred return based on the same rates set for under the original joint venture agreement. In this regard, please tell us why you believe it is appropriate to recognize a receivable for the six months ended December 31, 2006 using the rates set forth in the initial arrangement when your preferred return arrangement is subject to change and moreover arbitration. Please quantify for us the amount of the preferred return relating to the six months ended December 31, 2006 that has been recognized within your statements of operations. Further, we note from your Form 10-Q for the quarter ended March 31, 2007 that you still had not reached an agreement with THQ and further, filed an action to compel arbitration; however, continued to recognized income from the joint venture in the amount of $1.5 million. Please provide us with the basis for your accounting treatment as it is unclear to us how you conclude that realization of such amounts at March 31, 2007 is probable in light of your inability to successfully negotiate new terms for the Next Distribution Period and the time period that has transpired since the expiration of your initial agreement with THQ.

Please tell us whether you have collected to date any payments from THQ relating to the preferred return for the six months ended December 31, 2006. Please provide us with a status of your negotiations and whether a new preferred return agreement with THQ has been reached. We may have further comment upon receipt of your response.

Response:

The rate of our preferred return in the joint venture with THQ Inc. is governed by the terms of the Operating Agreement between us (the “Agreement”). The Agreement, in providing for a possible adjustment to the percentage amount (up or down) of the preferred return, states as follows:

Notwithstanding anything herein, the arbitrator will be instructed to take into account (i) general economic conditions, (ii) market conditions (current and future) in the interactive game business, (iii) market conditions (current and future) in the professional wrestling business in general and the business of the WWF in particular, (iv) historical sales by the Joint Venture and (v) the Joint Venture’s historical profits -- all for the purpose of evaluating the prospective anticipated Joint Venture Net Sales and profits and each party’s risks, benefits and investments during such Subsequent Distribution Period, but not for the purpose of attempting to adjust for, or compensate either party for, the results obtained during the Initial Distribution Period or any prior Subsequent Distribution Period. If such economic and market conditions are essentially the same at the time of such arbitration as they are as of the date of this Agreement, the Subsequent Games Sales Amount and the Base Amount for the Subsequent Distribution Period shall be essentially the same as for the Initial Distribution Period; and if such economic or market conditions have changed, such Changes shall be considered by the Arbitrator in determining which party’s proposals to accept.

We believe the foregoing provision of the Agreement will lead the arbitrator to conclude that the preferred return should either stay the same or be increased.  We have conservatively assumed it to stay the same. Moreover, THQ, Inc., in its own filings, has an accrued liability in its financial statements based on the preferred return continuing at the same level.

Furthermore, the Agreement provides for a “baseball” method of arbitration, pursuant to which each of THQ, Inc. and we will propose a reset amount and the arbitrator will select one or the other proposal. In light of our assessment of the above provision, we do not intend to propose a figure any less than the rate of preferred return we received through June 30, 2006. To indicate otherwise in our financial statements would be inconsistent with the amount to which we believe we are entitled under the contract.

Based upon the foregoing assessment, we accrued a total of approximately $13.5 million for the six months ended December 31, 2006, and $1.5 million for the quarter ended March 31, 2007, for which no payments have yet been received, and which will not likely be received until the conclusion of the arbitration.

To date, we have not resolved our dispute with THQ, Inc. and, accordingly, no new preferred return rate has been reached with THQ. On July 30, 2007, the Court appointed an arbitrator, who was directed to provide disclosures that will be reviewed by the parties.

Form 8-K filed February 26, 2007

3.  We note your presentation of non-GAAP net income excluding stock-based compensation and acquisition related amortization charges. In future filings, please revise all non-GAAP measures to conform to the requirements of Regulation G, specifically, the reconciliation and the narrative required by section 2.02 of Form 8-K. Furthermore, the staff does not believe it is appropriate to present a non-GAAP measure with greater prominence than the equivalent GAAP measure. Revise all future filings to include your GAAP net income prior to discussing such other measures.

Response:

In our future filings, to the extent non-GAAP measures are presented, we will revise all non-GAAP measures to conform to the requirements of Regulation G. Furthermore, we will revise all future applicable filings to include GAAP measures, such as net income, prior to discussing other corollary non-GAAP measures.

Form 10-Q for the quarter ended March 31, 2007

4.  We note several news articles in March 2007 regarding the voluntary recall of battery packs associated with one of your products. Please tell us why you did not disclose information concerning the recall in your March 31, 2007 Form 10-Q and what impact the recall had on your results of operations with regards to warranty claims and/or losses. You should revise all future filings to discuss such issues to the extent any related costs or losses are significant.

Response:

The recall did not significantly impact our results of operations with regards to warranty claims and/or losses. The two factories from which the batteries were purchased accepted responsibility for the defects, resulting in a net cost to us of less than US$100,000. Accordingly, the recall did not warrant disclosure. We will, in all applicable future filings, discuss such issues to the extent any related costs or losses are significant.

We hope that the foregoing has been helpful in answering the questions contained in your letter. Of course, if you have any further comments or require any further information, please do not hesitate to call.

Very truly yours,

Joel M. Bennett
Chief Financial Officer